03011510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50882

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHARTER NEW ENGLAND AGENCY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 NORTH MAIN STREET
(No. and Street)

CONCORD	NH	03301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CYNTHIA W. SANFORD — 603 224-1350 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF AND COMPANY
(Name — *if individual, state last, first, middle name*)

ONE INTERNATIONAL PLACE	BOSTON	MA	02110-2618
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CYNTHIA W SANFORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARTER NEW ENGLAND AGENCY, INC., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Cynthia W. Sanford
Signature

TREASURER
Title

Margo A. Field
Notary Public

MARGO A. FIELD, Notary Public
My Commission Expires October 14, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  NONE FOUND

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

CHARTER NEW ENGLAND AGENCY, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

WOLF
& COMPANY, P.C.

*Certified Public Accountants
and Business Consultants*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.

We have audited the accompanying statements of financial condition of Charter New England Agency, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter New England Agency, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 (Computation of Net Capital under Rule 15c3-1 at December 31, 2002 and 2001) is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 12, 2003

a member of
POLARIS™ INTERNATIONAL

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 85,772	$115,558
Receivables from related parties	82,651	67,131
Furniture and equipment, net	1,227	2,121
Prepaid expenses and other assets	8,346	10,990
	$177,996	$195,800

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Accounts payable and accrued expenses	$ 21,625	$ 31,859
Total liabilities	21,625	31,859
Stockholder's equity:		
Common stock; $1 par value, 5,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	699,000	699,000
Accumulated deficit	(543,629)	(536,059)
Total stockholder's equity	156,371	163,941
	$177,996	$195,800

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2002 and 2001

	2002	2001
Operating revenues:		
Underwriting fees and commissions	$ 513,203	$ 676,032
Interest income	1,565	2,274
Other income	2,515	-
Total operating revenue	517,283	678,306
Operating expenses:		
Commissions	320,159	267,345
Employment expenses	177,068	511,024
Regulatory and professional fees	8,070	12,067
General and administrative expenses	14,128	31,030
Other expenses	8,148	7,957
Total expenses	527,573	829,423
Loss before income taxes	(10,290)	(151,117)
Income tax benefit	2,720	42,121
Net loss	$ (7,570)	$(108,996)

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2000	$ 1,000	$559,000	$ (427,063)	$132,937
Capital contribution from Charter Holding Corp.	-	140,000	-	140,000
Net loss	-	-	(108,996)	(108,996)
Balance, December 31, 2001	1,000	699,000	(536,059)	163,941
Net loss	-	-	(7,570)	(7,570)
Balance, December 31, 2002	$ 1,000	$699,000	$ (543,629)	$156,371

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (7,570)	$(108,996)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	894	772
Net change in:		
Receivables from related parties	(15,520)	(53,810)
Prepaid expenses and other assets	2,644	2,980
Accounts payable and accrued expenses	(10,234)	(247)
Net cash used by operating activities	(29,786)	(159,301)
Cash flows from investing activities:		
Purchase of furniture and equipment	-	(1,816)
Net cash used for investing activities	-	(1,816)
Cash flows from financing activities:		
Capital contribution	-	140,000
Net cash provided by financing activities	-	140,000
Net decrease in cash and cash equivalents	(29,786)	(21,117)
Cash and cash equivalents at beginning of year	115,558	136,675
Cash and cash equivalents at end of year	$ 85,772	$ 115,558
Supplemental cash flow information:		
Income taxes paid	$ -	$ 4,200

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

1. DESCRIPTION OF BUSINESS

Charter New England Agency, Inc. ("CNEA") is a 100% subsidiary of Charter Holding Corp. ("Charter"). CNEA is a limited broker-dealer registered with the Securities and Exchange Commission and incorporated under the laws of the State of New Hampshire, which markets life insurance, mutual funds and variable annuities through another registered broker-dealer, and under a marketing agreement with six affiliated banks within the state of New Hampshire.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Charter New England Agency's financial statements have been prepared using accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and an interest-bearing money market account with a bank.

Furniture and equipment

Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Revenue recognition

Underwriting fees and commissions earned (and related expenses) from the distribution and sale of life insurance, annuities and mutual fund shares are recorded on a trade date basis.

Advertising costs

Advertising costs are expensed as incurred.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

CNEA is a party to the federal tax sharing agreement by and among Charter and its subsidiaries in which income taxes are allocated on a pro rata basis based on each company's contribution to the consolidated group's taxable income or loss. CNEA files a separate New Hampshire state income tax return.

Employee benefit plan

Certain employees of CNEA participate in a qualified 401(k) plan sponsored and administered by Charter Trust Company, a wholly-owned subsidiary of Charter. The plan complies with requirements established by the Employee Retirement Income Security Act of 1974.

The employees of CNEA also receive certain health care and life insurance benefits provided under a Section 125 plan administered by Charter Trust Company.

3. FURNITURE AND EQUIPMENT

The cost and accumulated depreciation of furniture and equipment at December 31, is as follows:

	2002	2001
Office equipment	$ 1,815	$1,815
Furniture and fixtures	2,023	2,023
Computer software	1,816	1,816
	5,654	5,654
Less accumulated depreciation	4,427	3,533
Furniture and equipment, net	$ 1,227	$2,121

Depreciation expense was $894 and $772 for the years ended December 31, 2002 and 2001, respectively, and is included in general and administrative expenses.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS (Continued)

4. INCOME TAXES

The components of the income tax benefit are as follows for the years ended December 31:

	2002	2001
Current:		
Federal	$ 3,768	$ 45,283
State	(1,048)	(3,162)
	$ 2,720	$ 42,121

The effective tax benefit rates for the years ended December 31, 2002 and 2001 are 26.4% and 27.9%, respectively, and differ from the statutory rate of 34% due primarily to the state taxes.

There are no deferred tax assets or liabilities at December 31, 2002 and 2001.

5. CAPITAL AND RESERVE REQUIREMENT INFORMATION

As a broker-dealer registered with the Securities and Exchange Commission, CNEA is subject to certain rules regarding minimum net capital. Charter New England Agency operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital and resultant ratios for CNEA at December 31 are as follows:

	2002	2001
Aggregate indebtedness	$21,625	$31,859
Net capital	58,147	77,699
Ratio of aggregate indebtedness to net capital	.37 to 1.0	.41 to 1.0

Based on its aggregate indebtedness on that date, CNEA's minimum required net capital was $5,000 at December 31, 2002 and 2001.

The operations of CNEA do not include the physical handling ("possession and control") of securities or the maintenance of open customer accounts. Accordingly, CNEA is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by section (k)(2)(ii) of such rule.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS (Concluded)

6. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the year ended December 31 are comprised of the following:

	2002	2001
Travel, training and entertainment	$ 3,798	$ 15,769
Depreciation	894	772
Telephone	2,905	3,620
Outside payroll services	2,586	2,786
Postage	42	293
Directors' and officers' insurance	1,013	-
Office supplies	2,001	4,443
Advertising	586	3,301
Miscellaneous	303	46
	$ 14,128	$ 31,030

7. RELATED PARTY TRANSACTIONS

Receivables from related parties

Receivables from related parties were as follows as of December 31.

	2002	2001
Taxes receivable from parent	$ 67,882	$ 64,962
Other receivables	14,769	2,169
	$ 82,651	$ 67,131

Management fee

In January 2002, CNEA entered into an agreement with Charter Trust Company ("CTC") whereby in lieu of commissions, CNEA collects a monthly management fee from CTC in consideration of performing certain administrative functions and providing employee services. Amounts earned under this agreement totaled $45,600 for the year ended December 31, 2002, and are reflected as a reduction in employment expenses.

Schedule 1

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

As of December 31, 2002 and 2001

Net capital	2002	2001
Total stockholder's equity, allowable for purposes of net capital computation	$156,371	$163,941
Less nonallowable assets:		
Fidelity bond excess deductible	6,000	6,000
Receivables from related parties	82,651	67,131
Furniture and equipment, net	1,227	2,121
Prepaid expenses and other assets	8,346	10,990
Net capital	$ 58,147	$ 77,699
Aggregate indebtedness		
Total liabilities included in statement of financial condition	$ 21,625	$ 31,859
Aggregate indebtedness	$ 21,625	$ 31,859
Minimum net capital required to be maintained	$ 5,000	$ 5,000
Net capital in excess of minimum requirements	$ 53,147	$ 72,699
Ratio of aggregate indebtedness to net capital	.37 to 1.0	.41 to 1.0

Note A – Reconciliation of the unaudited FOCUS Report

There were no material differences between the amounts appearing above and those reported by CNEA in Part II-A of the unaudited FOCUS Report on Form X-17a-5 at December 31, 2002 and 2001.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Accountants
on Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Charter New England Agency, Inc. (the "Company") for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures arc to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 12, 2003